SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 July 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 25 July 2024
           re: 2024 Half-Year Results - Part 2 of 2

Lloyds Banking Group plc

2024 Half-Year Results

25 July 2024

Part 2 of 2

STATUTORY INFORMATION
Condensed consolidated half-year financial statements (unaudited)
Condensed consolidated income statement (unaudited)		56
Condensed consolidated statement of comprehensive income (unaudited)		57
Condensed consolidated balance sheet (unaudited)		58
Condensed consolidated statement of changes in equity (unaudited)		59
Condensed consolidated cash flow statement (unaudited)		62

Notes to the condensed consolidated half-year financial statements (unaudited)
1	Basis of preparation and accounting policies	63
2	Critical accounting judgements and key sources of estimation uncertainty	64
3	Segmental analysis	64
4	Net fee and commission income	67
5	Insurance business	67
6	Operating expenses	70
7	Retirement benefit obligations	71
8	Impairment	72
9	Tax	72
10	Fair values of financial assets and liabilities	73
11	Derivative financial instruments	79
12	Loans and advances to customers	80
13	Credit quality of loans and advances to customers	82
14	Allowance for expected credit losses	85
15	Debt securities in issue	93
16	Provisions	94
17	Earnings per share	96
18	Dividends on ordinary shares and share buyback	96
19	Contingent liabilities, commitments and guarantees	96

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
	Note	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Interest income		15,435	13,048	15,003
Interest expense		(9,389)	(6,250)	(8,503)
Net interest income		6,046	6,798	6,500
Fee and commission income		1,458	1,426	1,500
Fee and commission expense		(568)	(539)	(556)
Net fee and commission income	4	890	887	944
Net trading income		10,758	6,161	11,888
Insurance revenue		1,650	1,450	1,558
Insurance service expense		(1,339)	(1,238)	(1,176)
Net (expense) income from reinsurance contracts held		(23)	11	(9)
Insurance service result	5	288	223	373
Other operating income		907	826	805
Other income		12,843	8,097	14,010
Total income		18,889	14,895	20,510
Net finance expense from insurance, participating investment and reinsurance contracts	5	(6,477)	(3,769)	(7,915)
Movement in third party interests in consolidated funds		(802)	(332)	(777)
Change in non-participating investment contracts		(2,734)	(1,488)	(2,495)
Net finance expense in respect of insurance and investment contracts		(10,013)	(5,589)	(11,187)
Total income, after net finance expense in respect of insurance and investment contracts		8,876	9,306	9,323
Operating expenses	6	(5,452)	(4,774)	(6,049)
Impairment (charge) credit	8	(100)	(662)	359
Profit before tax		3,324	3,870	3,633
Tax expense	9	(880)	(1,006)	(979)
Profit for the period		2,444	2,864	2,654

Profit attributable to ordinary shareholders		2,145	2,572	2,361
Profit attributable to other equity holders		269	255	272
Profit attributable to equity holders		2,414	2,827	2,633
Profit attributable to non-controlling interests		30	37	21
Profit for the period		2,444	2,864	2,654

Basic earnings per share	17	3.4p	3.9p	3.7p
Diluted earnings per share	17	3.3p	3.8p	3.7p
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Profit for the period	2,444	2,864	2,654
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(351)	(119)	(1,514)
Tax	93	27	401
	(258)	(92)	(1,113)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	72	(48)	(6)
Tax	–	–	(3)
	72	(48)	(9)
Gains and losses attributable to own credit risk:
Losses before tax	(86)	(85)	(149)
Tax	24	24	42
	(62)	(61)	(107)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	105	157	(197)
Income statement transfers in respect of disposals	(4)	(107)	(15)
Income statement transfers in respect of impairment	(2)	(2)	–
Tax	(27)	(13)	60
	72	35	(152)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,601)	(1,644)	2,189
Net income statement transfers	1,238	756	1,082
Tax	101	244	(917)
	(262)	(644)	2,354
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(39)	(66)	13
Transfers to income statement (tax: £nil)	–	–	–
	(39)	(66)	13
Total other comprehensive (loss) income for the period, net of tax	(477)	(876)	986
Total comprehensive income for the period	1,967	1,988	3,640

Total comprehensive income attributable to ordinary shareholders	1,668	1,696	3,347
Total comprehensive income attributable to other equity holders	269	255	272
Total comprehensive income attributable to equity holders	1,937	1,951	3,619
Total comprehensive income attributable to non-controlling interests	30	37	21
Total comprehensive income for the period	1,967	1,988	3,640
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
	Note	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks		66,808	78,110
Financial assets at fair value through profit or loss	10	209,139	203,318
Derivative financial instruments	11	18,983	22,356
Loans and advances to banks		8,454	10,764
Loans and advances to customers	12	452,408	449,745
Reverse repurchase agreements		49,404	38,771
Debt securities		15,432	15,355
Financial assets at amortised cost		525,698	514,635
Financial assets at fair value through other comprehensive income	10	27,847	27,592
Goodwill and other intangible assets		8,315	8,306
Current tax recoverable		1,152	1,183
Deferred tax assets		4,995	5,185
Retirement benefit assets	7	3,379	3,624
Other assets		26,611	17,144
Total assets		892,927	881,453

Liabilities
Deposits from banks		5,584	6,153
Customer deposits		474,693	471,396
Repurchase agreements at amortised cost		37,914	37,703
Financial liabilities at fair value through profit or loss	10	27,056	24,914
Derivative financial instruments	11	16,647	20,149
Notes in circulation		1,766	1,392
Debt securities in issue at amortised cost	15	74,760	75,592
Liabilities arising from insurance and participating investment contracts	5	125,007	120,123
Liabilities arising from non-participating investment contracts		48,280	44,978
Other liabilities		23,544	19,026
Retirement benefit obligations	7	130	136
Current tax liabilities		47	39
Deferred tax liabilities		146	157
Provisions	16	1,788	2,077
Subordinated liabilities		10,448	10,253
Total liabilities		847,810	834,088

Equity
Share capital		6,252	6,358
Share premium account		18,671	18,568
Other reserves		8,525	8,508
Retained profits		5,511	6,790
Ordinary shareholders’ equity		38,959	40,224
Other equity instruments		5,932	6,940
Total equity excluding non-controlling interests		44,891	47,164
Non-controlling interests		226	201
Total equity		45,117	47,365
Total equity and liabilities		892,927	881,453
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2024	24,926	8,508	6,790	40,224	6,940	201	47,365
Comprehensive income
Profit for the period	–	–	2,145	2,145	269	30	2,444
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(258)	(258)	–	–	(258)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	72	–	72	–	–	72
Equity shares	–	72	–	72	–	–	72
Gains and losses attributable to own credit risk, net of tax	–	–	(62)	(62)	–	–	(62)
Movements in cash flow hedging reserve, net of tax	–	(262)	–	(262)	–	–	(262)
Movements in foreign currency translation reserve, net of tax	–	(39)	–	(39)	–	–	(39)
Total other comprehensive loss	–	(157)	(320)	(477)	–	–	(477)
Total comprehensive (loss) income1	–	(157)	1,825	1,668	269	30	1,967
Transactions with owners
Dividends	–	–	(1,169)	(1,169)	–	(3)	(1,172)
Distributions on other equity instruments	–	–	–	–	(269)	–	(269)
Issue of ordinary shares	171	–	–	171	–	–	171
Share buyback2	(174)	174	(1,553)	(1,553)	–	–	(1,553)
Issue of other equity instruments	–	–	–	–	–	–	–
Repurchases and redemptions of other equity instruments	–	–	(316)	(316)	(1,008)	–	(1,324)
Movement in treasury shares	–	–	(136)	(136)	–	–	(136)
Value of employee services:
Share option schemes	–	–	24	24	–	–	24
Other employee award schemes	–	–	46	46	–	–	46
Changes in non-controlling interests	–	–	–	–	–	(2)	(2)
Total transactions with owners	(3)	174	(3,104)	(2,933)	(1,277)	(5)	(4,215)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 20243	24,923	8,525	5,511	38,959	5,932	226	45,117
1
Total comprehensive income attributable to owners of the parent was £1,937 million.
2
Contains a closed period accrual of £630 million.
3
Total equity attributable to owners of the parent was £44,891 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2023	25,233	6,587	6,550	38,370	5,297	244	43,911
Comprehensive income
Profit for the period	–	–	2,572	2,572	255	37	2,864
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	35	–	35	–	–	35
Equity shares	–	(48)	–	(48)	–	–	(48)
Gains and losses attributable to own credit risk, net of tax	–	–	(61)	(61)	–	–	(61)
Movements in cash flow hedging reserve, net of tax	–	(644)	–	(644)	–	–	(644)
Movements in foreign currency translation reserve, net of tax	–	(66)	–	(66)	–	–	(66)
Total other comprehensive loss	–	(723)	(153)	(876)	–	–	(876)
Total comprehensive (loss) income1	–	(723)	2,419	1,696	255	37	1,988
Transactions with owners
Dividends	–	–	(1,059)	(1,059)	–	(30)	(1,089)
Distributions on other equity instruments	–	–	–	–	(255)	–	(255)
Issue of ordinary shares	115	–	–	115	–	–	115
Share buyback2	(327)	327	(2,020)	(2,020)	–	–	(2,020)
Issue of other equity instruments	–	–	(6)	(6)	1,778	–	1,772
Repurchases and redemptions of other equity instruments	–	–	–	–	(135)	–	(135)
Movement in treasury shares	–	–	101	101	–	–	101
Value of employee services:
Share option schemes	–	–	23	23	–	–	23
Other employee award schemes	–	–	71	71	–	–	71
Changes in non-controlling interests	–	–	–	–	–	–	–
Total transactions with owners	(212)	327	(2,890)	(2,775)	1,388	(30)	(1,417)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 20233	25,021	6,191	6,079	37,291	6,940	251	44,482
1
Total comprehensive income attributable to owners of the parent was £1,951 million.
2
Contains a closed period accrual of £419 million.
3
Total equity attributable to owners of the parent was £44,231 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2023	25,021	6,191	6,079	37,291	6,940	251	44,482
Comprehensive income
Profit for the period	–	–	2,361	2,361	272	21	2,654
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,113)	(1,113)	–	–	(1,113)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(152)	–	(152)	–	–	(152)
Equity shares	–	(9)	–	(9)	–	–	(9)
Gains and losses attributable to own credit risk, net of tax	–	–	(107)	(107)	–	–	(107)
Movements in cash flow hedging reserve, net of tax	–	2,354	–	2,354	–	–	2,354
Movements in foreign currency translation reserve, net of tax	–	13	–	13	–	–	13
Total other comprehensive income (loss)	–	2,206	(1,220)	986	–	–	986
Total comprehensive income1	–	2,206	1,141	3,347	272	21	3,640
Transactions with owners
Dividends	–	–	(592)	(592)	–	(71)	(663)
Distributions on other equity instruments	–	–	–	–	(272)	–	(272)
Issue of ordinary shares	16	–	–	16	–	–	16
Share buyback	(111)	111	27	27	–	–	27
Issue of other equity instruments	–	–	–	–	–	–	–
Repurchases and redemptions of other equity instruments	–	–	–	–	–	–	–
Movement in treasury shares	–	–	2	2	–	–	2
Value of employee services:
Share option schemes	–	–	35	35	–	–	35
Other employee award schemes	–	–	98	98	–	–	98
Changes in non-controlling interests	–	–	–	–	–	–	–
Total transactions with owners	(95)	111	(430)	(414)	(272)	(71)	(757)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 20232	24,926	8,508	6,790	40,224	6,940	201	47,365
1
Total comprehensive income attributable to owners of the parent was £3,619 million.
2
Total equity attributable to owners of the parent was £47,164 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Cash flows from operating activities
Profit before tax	3,324	3,870	3,633
Adjustments for:
Change in operating assets	(21,509)	(589)	(8,521)
Change in operating liabilities	14,032	10,162	(5,930)
Non-cash and other items	1,671	2,222	3,400
Net tax paid	(398)	(861)	(576)
Net cash (used in) provided by operating activities	(2,880)	14,804	(7,994)
Cash flows from investing activities
Purchase of financial assets	(5,809)	(3,850)	(6,461)
Proceeds from sale and maturity of financial assets	5,269	3,657	1,641
Purchase of fixed assets	(2,884)	(3,378)	(2,077)
Proceeds from sale of fixed assets	642	534	493
Repayment of capital by joint ventures and associates	–	9	(9)
Acquisition of businesses, net of cash acquired	(63)	(28)	(352)
Net cash used in investing activities	(2,845)	(3,056)	(6,765)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,169)	(1,059)	(592)
Distributions in respect of other equity instruments	(269)	(255)	(272)
Distributions in respect of non-controlling interests	(3)	(30)	(71)
Interest paid on subordinated liabilities	(350)	(344)	(279)
Proceeds from issue of subordinated liabilities	427	746	671
Proceeds from issue of other equity instruments	–	1,772	–
Proceeds from issue of ordinary shares	170	70	16
Share buyback	(923)	(1,523)	(470)
Repayment of subordinated liabilities	–	(1,162)	(583)
Repurchases and redemptions of other equity instruments	(1,324)	(135)	–
Change in stake of non-controlling interests	(2)	–	–
Net cash used in financing activities	(3,443)	(1,920)	(1,580)
Effects of exchange rate changes on cash and cash equivalents	(17)	(493)	13
Change in cash and cash equivalents	(9,185)	9,335	(16,326)
Cash and cash equivalents at beginning of period	88,838	95,829	105,164
Cash and cash equivalents at end of period	79,653	105,164	88,838
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months. Included within cash and cash equivalents at 30 June 2024 is £35 million (30 June 2023: £45 million; 31 December 2023: £31 million) held within the Group’s long-term insurance and investments operations, which is not immediately available for use in the business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2024 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the United Kingdom and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2023 which complied with international accounting standards in conformity with the requirements of the Companies Act 2006 and were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Copies of the 2023 annual report and accounts are available on the Group’s website and are also available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2023 annual report and accounts.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.

The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2023 and there have been no changes in the Group’s methods of computation.

The IASB has issued a number of minor amendments to IFRSs that are relevant to the Group effective 1 January 2024, including IFRS 16 Lease Liability in a Sale and Leaseback, IAS 1 Non-current Liabilities with Covenants, and IAS 1 Classification of Liabilities as Current or Non-current. These amendments have not had a significant impact on the Group.

Future accounting developments
The IASB has issued Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) which is effective 1 January 2026 and IFRS 19 Subsidiaries without Public Accountability: Disclosures which is effective 1 January 2027. Neither the amendments nor IFRS 19 are expected to have a significant impact on the Group. The IASB has also issued IFRS 18 Primary Financial Statements which is effective 1 January 2027. The standard includes no measurement changes, and the Group is currently assessing the impact of this standard on its income statement presentation.

Related party transactions
The Group has had no significant related party transactions during the half-year to 30 June 2024. Related party transactions for the half-year to 30 June 2024 are similar in nature to those for the year ended 31 December 2023. Full details of the Group’s related party transactions for the year ended 31 December 2023 can be found in the Group’s 2023 annual report and accounts.

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2023 were approved by the directors on 21 February 2024 and were delivered to the Registrar of Companies on 30 March 2024. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Act.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short-term.
The Group’s significant judgements, estimates and assumptions are unchanged compared to those disclosed in note 3 of the Group’s 2023 financial statements. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 14.

Note 3: Segmental analysis
Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the “chief operating decision maker” (as defined by IFRS 8 Operating Segments) for the Group.
The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The underlying basis is derived from the recognition and measurement principles of IFRS with the effects of the following excluded in arriving at underlying profit before tax:
●
Restructuring costs relating to merger, acquisition and integration activities
●
Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
●
Losses from insurance and participating investment contract modifications relating to the enhancement to the Group’s longstanding and workplace pension business through the addition of a drawdown feature
For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total underlying income.
There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2023.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 3: Segmental analysis (continued)
The table below analyses the Group’s income and profit by segment on an underlying basis and provides a reconciliation through to certain lines in the Group’s statutory income statement. Total income, after net finance income in respect of insurance and investment contracts is also analysed between external and inter-segment income. The Group’s full segmental income statement on an underlying basis is shown on page 1.
Half-year to 30 June 2024	Net interest income £m	Other income, after net finance expense1 £m	Total income, after net finance expense1,2 £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	4,430	1,148	5,578	1,875	6,566	(988)
Commercial Banking	1,696	947	2,643	1,329	2,088	555
Insurance, Pensions and Investments	(74)	649	575	119	649	(74)
Other	286	(10)	276	174	(231)	507
Group	6,338	2,734	9,072	3,497	9,072	–
Reconciling items:
Insurance grossing adjustment	8	(112)	(104)	–
Market volatility and asset sales	(273)	208	(65)	(65)
Amortisation of purchased intangibles	–	–	–	(41)
Restructuring costs3	–	–	–	(15)
Fair value unwind and other items	(27)	–	(27)	(52)
Group – statutory	6,046	2,830	8,876	3,324

Half-year to 30 June 2023	Net interest income £m	Other income, after net finance expense1 £m	Total income, after net finance expense1,2 £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	5,064	1,006	6,070	2,505	6,429	(359)
Commercial Banking	1,934	856	2,790	1,417	2,296	494
Insurance, Pensions and Investments	(70)	619	549	91	621	(72)
Other	76	57	133	28	196	(63)
Group	7,004	2,538	9,542	4,041	9,542	–
Reconciling items:
Insurance grossing adjustment	7	(139)	(132)	–
Market volatility and asset sales	(183)	117	(66)	(63)
Amortisation of purchased intangibles	–	–	–	(35)
Restructuring costs3	–	–	–	(25)
Fair value unwind and other items	(30)	(8)	(38)	(48)
Group – statutory	6,798	2,508	9,306	3,870
1
Other income and total income, after net finance expense in respect of insurance and investment contracts.
2
Total income, after net finance expense does not include operating lease depreciation which, on a statutory basis, is included within operating costs.
3
Restructuring costs related to merger, acquisition and integration costs.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 3: Segmental analysis (continued)
Half-year to 31 December 2023	Net interest income £m	Other income, after net finance expense1 £m	Total income, after net finance expense1,2 £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	4,583	1,153	5,736	1,538	6,374	(638)
Commercial Banking	1,865	835	2,700	1,802	2,274	426
Insurance, Pensions and Investments	(62)	590	528	99	600	(72)
Other	375	7	382	329	98	284
Group	6,761	2,585	9,346	3,768	9,346	–
Reconciling items:
Insurance grossing adjustment	5	(100)	(95)	–
Market volatility and asset sales	(240)	334	94	98
Amortisation of purchased intangibles	–	–	–	(45)
Restructuring costs3	–	–	–	(129)
Fair value unwind and other items	(26)	4	(22)	(59)
Group – statutory	6,500	2,823	9,323	3,633
1
Other income and total income, after net finance expense in respect of insurance and investment contracts.
2
Total income, after net finance expense does not include operating lease depreciation which, on a statutory basis, is included within operating costs.
3
Restructuring costs related to merger, acquisition and integration costs.
	Segment loans and advances to customers		Segment external assets
	At 30 Jun 2024 £m	At 31 Dec 2023 £m	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Retail	365,055	361,181	380,919	376,789
Commercial Banking	88,069	88,606	148,736	150,834
Insurance, Pensions and Investments	–	–	191,796	184,267
Other	(716)	(42)	171,476	169,563
Total Group	452,408	449,745	892,927	881,453

	Segment customer deposits		Segment external liabilities
	At 30 Jun 2024 £m	At 31 Dec 2023 £m	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Retail	313,339	308,441	319,066	313,244
Commercial Banking	161,159	162,752	202,358	204,815
Insurance, Pensions and Investments	–	–	187,673	179,962
Other	195	203	138,713	136,067
Total Group	474,693	471,396	847,810	834,088

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 4: Net fee and commission income
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Fee and commission income:
Current accounts	314	310	314
Credit and debit card fees	631	617	647
Commercial banking and treasury fees	188	166	168
Unit trust and insurance broking	32	34	35
Factoring	35	39	36
Other fees and commissions	258	260	300
Total fee and commission income	1,458	1,426	1,500
Fee and commission expense	(568)	(539)	(556)
Net fee and commission income	890	887	944

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance, Pensions and Investments.

Note 5: Insurance business
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Life
Amounts relating to the changes in liabilities for remaining coverage:
Contractual service margin recognised for services provided	216	160	169
Change in risk adjustments for non-financial risk for risk expired	27	30	54
Expected incurred claims and other insurance services expenses	977	955	952
Charges to funds in respect of policyholder tax and other	68	20	67
	1,288	1,165	1,242
Recovery of insurance acquisition cash flows	56	40	47
Total life	1,344	1,205	1,289

Non-life
Total non-life	306	245	269
Total insurance revenue	1,650	1,450	1,558

Life
Incurred claims and other directly attributable expenses	(961)	(966)	(931)
Changes that relate to past service: adjustment to liabilities for incurred claims	3	(1)	1
Changes that relate to future service: losses and reversal of losses on onerous contracts	(46)	(26)	84
Amortisation of insurance acquisition cash flows	(56)	(40)	(48)
Net impairment loss on insurance acquisition assets	(8)	–	(7)
Total life	(1,068)	(1,033)	(901)

Non-life
Total non-life	(271)	(205)	(275)
Total insurance service expense	(1,339)	(1,238)	(1,176)

Net (expense) income from reinsurance contracts held	(23)	11	(9)

Insurance service result	288	223	373
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 5: Insurance business (continued)
	Half-year to 30 June 2024
	Life £m	Non-life £m	Total £m

Net investment return on assets held to back insurance and participating investment contracts (memorandum item)1	6,482	20	6,502

Net finance expense from insurance and participating investment contracts	(6,555)	(3)	(6,558)
Net finance income from reinsurance contracts held	81	–	81
Net finance expense from insurance, participating investment and reinsurance contracts	(6,474)	(3)	(6,477)

	Half-year to 30 June 2023
	Life £m	Non-life £m	Total £m

Net investment return on assets held to back insurance and participating investment contracts (memorandum item)1	3,542	28	3,570

Net finance expense from insurance and participating investment contracts	(3,732)	(39)	(3,771)
Net finance income from reinsurance contracts held	2	–	2
Net finance expense from insurance, participating investment and reinsurance contracts	(3,730)	(39)	(3,769)

	Half-year to 31 December 2023
	Life £m	Non-life £m	Total £m

Net investment return on assets held to back insurance and participating investment contracts (memorandum item)1	8,214	7	8,221

Net finance (expense) income from insurance and participating investment contracts	(7,997)	33	(7,964)
Net finance income from reinsurance contracts held	49	–	49
Net finance (expense) income from insurance, participating investment and reinsurance contracts	(7,948)	33	(7,915)
1
Net investment return on assets held to back insurance contracts and participating investment contracts is reported within net trading income on the face of the Group’s income statement; includes income of £6,951 million (half-year to 30 June 2023: £3,781 million; half-year to 31 December 2023: £6,419 million) in respect of unit-linked and with-profit contracts measured applying the variable fee approach. The assets generating the investment return held to back insurance contracts and participating investment contracts are carried at fair value on the Group’s balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 5: Insurance business (continued)
At 30 June 2024	Present value of future cash flows £m	Risk adjustment1 £m	Contractual service margin2 £m	Other £m	Total £m

Insurance contract assets	2	1	(2)	–	1
Liabilities arising from insurance contracts and participating investment contracts3,4	(119,421)	(1,139)	(4,467)	–	(125,027)
Insurance acquisition assets	–	–	–	20	20
Net liabilities	(119,419)	(1,138)	(4,469)	20	(125,006)

At 31 December 2023
Insurance contract assets	–	1	–	–	1
Liabilities arising from insurance contracts and participating investment contracts3,4	(114,555)	(1,178)	(4,415)	–	(120,148)
Insurance acquisition assets	–	–	–	24	24
Net liabilities	(114,555)	(1,177)	(4,415)	24	(120,123)
1
The movement in the risk adjustment during the half-year to 30 June 2024 included £34 million, net of reinsurance, arising on the initial recognition of contracts issued in the period (half-year to 30 June 2023: £42 million; half-year to 31 December 2023: £44 million).
2
The movement in the contractual service margin during the half-year to 30 June 2024 included £27 million, net of reinsurance, arising on the initial recognition of contracts issued in the period (half-year to 30 June 2023: £56 million; half-year to 31 December 2023: £31 million).
3
Liabilities arising from insurance and participating investment contracts substantially all relates to liability for remaining coverage.
4
Excluding insurance acquisition assets.

On 13 March 2024, the Group entered into a business transfer agreement with Rothesay Life plc for the sale of the Group’s bulk annuity business and to pursue the transfer of associated business assets and assumed liabilities under Part VII of the Financial Services and Markets Act 2000. A reinsurance agreement between the Group and Rothesay Life plc was signed on 30 April 2024 to materially de-risk the Group’s bulk annuity portfolio. The Part VII process is subject to approval by the High Court, through a process in which regulators and policyholders are given the opportunity to object. The Group currently expects the Part VII to take place in the second half of 2025.

Upon entering into the reinsurance agreement, the Group derecognised £5.3 billion of financial assets which represents the reinsurance premium paid and at 30 April 2024 recognised a reinsurance contract asset of £5.3 billion, of which £0.3 billion contractual service margin was recognised. The reinsurance contract asset is presented on the Group’s balance sheet within other assets.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 6: Operating expenses
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Staff costs:
Salaries and social security costs	1,914	1,695	1,956
Pensions and other post-retirement benefit schemes (note 7)	276	153	202
Restructuring and other staff costs	214	185	302
	2,404	2,033	2,460
Premises and equipment costs1	196	179	270
Depreciation and amortisation	1,705	1,333	1,572
UK bank levy	–	–	150
Regulatory and legal provisions (note 16)	95	70	605
Other	1,365	1,448	1,272
Operating expenses before adjustment for:	5,765	5,063	6,329
Amounts attributable to the acquisition of insurance and participating investment contracts	(88)	(82)	(101)
Amounts reported within insurance service expenses	(225)	(207)	(179)
Total operating expenses	5,452	4,774	6,049
1
Net of profits on disposal of operating lease assets of £37 million (half-year to 30 June 2023: £67 million; half-year to 31 December 2023: £26 million).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 7: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:
	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Defined benefit pension schemes:
Present value of funded obligations	(28,633)	(30,201)
Fair value of scheme assets	31,924	33,733
Net pension scheme asset	3,291	3,532
Other post-retirement schemes	(42)	(44)
Total amounts recognised in the balance sheet	3,249	3,488

Recognised on the balance sheet as:
Retirement benefit assets	3,379	3,624
Retirement benefit obligations	(130)	(136)
Total amounts recognised in the balance sheet	3,249	3,488
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:
£m

Asset at 1 January 2024	3,488
Income statement credit	21
Employer contributions	91
Remeasurement	(351)
Asset at 30 June 2024	3,249
The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Defined benefit schemes	(21)	(37)	(42)
Defined contribution schemes	297	190	244
Total charge to the income statement	276	153	202
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:
	At 30 Jun 2024%	At 31 Dec 2023%

Discount rate	5.18	4.70
Rate of inflation:
Retail Price Index (RPI)	3.08	2.96
Consumer Price Index (CPI)	2.67	2.47
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.90	2.73

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 8: Impairment
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Loans and advances to banks	(5)	(3)	(4)
Loans and advances to customers	161	667	(346)
Debt securities	(3)	2	(1)
Financial assets held at amortised cost	153	666	(351)
Financial assets at fair value through other comprehensive income	(2)	(3)	1
Other assets	(8)	(2)	(8)
Loan commitments and financial guarantees	(43)	1	(1)
Total impairment charge (credit)	100	662	(359)

 There was a £10 million charge in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business in the current period (half-year to 30 June 2023: £27 million; half-year to 31 December 2023: £46 million).

Note 9: Tax
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2024 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Profit before tax	3,324	3,870	3,633
UK corporation tax thereon at 25.0 per cent (2023: 23.5 per cent)	(831)	(909)	(854)
Impact of surcharge on banking profits	(83)	(141)	(164)
Non-deductible costs: conduct charges	4	(2)	(27)
Non-deductible costs: bank levy	–	–	(35)
Other non-deductible costs	(39)	(80)	(26)
Non-taxable income	27	27	53
Tax relief on coupons on other equity instruments	67	60	64
Tax-exempt gains on disposals	33	27	8
Tax losses where no deferred tax recognised	(2)	–	(2)
Remeasurement of deferred tax due to rate changes	3	(8)	(6)
Differences in overseas tax rates	–	5	1
Policyholder tax	(46)	(37)	(24)
Deferred tax asset in respect of life assurance expenses	–	64	20
Adjustments in respect of prior years	(12)	(11)	11
Tax effect of share of results of joint ventures	(1)	(1)	2
Tax expense	(880)	(1,006)	(979)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 21 to the Group’s financial statements for the year ended 31 December 2023 details the definitions of the three levels in the fair value hierarchy.

 Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2024
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	3,405	–	3,405
Loans and advances to customers	–	3,152	6,301	9,453
Reverse repurchase agreements	–	19,816	–	19,816
Debt securities	10,589	24,999	2,286	37,874
Treasury and other bills	12	–	–	12
Contracts held with reinsurers	–	11,838	–	11,838
Equity shares	125,181	–	1,560	126,741
Total financial assets at fair value through profit or loss1	135,782	63,210	10,147	209,139
Financial assets at fair value through other comprehensive income:
Debt securities	14,059	13,432	51	27,542
Equity shares	–	–	305	305
Total financial assets at fair value through other comprehensive income	14,059	13,432	356	27,847
Derivative financial instruments	28	18,603	352	18,983
Total financial assets carried at fair value	149,869	95,245	10,855	255,969
1
Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £178,559 million.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 31 December 2023
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	3,127	–	3,127
Loans and advances to customers	–	2,015	7,890	9,905
Reverse repurchase agreements	–	17,413	–	17,413
Debt securities	11,611	28,802	2,250	42,663
Treasury and other bills	51	–	–	51
Contracts held with reinsurers	–	11,424	–	11,424
Equity shares	117,194	–	1,541	118,735
Total financial assets at fair value through profit or loss1	128,856	62,781	11,681	203,318
Financial assets at fair value through other comprehensive income:
Debt securities	15,049	12,259	52	27,360
Equity shares	–	–	232	232
Total financial assets at fair value through other comprehensive income	15,049	12,259	284	27,592
Derivative financial instruments	77	21,857	422	22,356
Total financial assets carried at fair value	143,982	96,897	12,387	253,266
1
Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £176,475 million.
Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2024
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	4,897	23	4,920
Liabilities in respect of securities sold under repurchase agreements	–	20,167	–	20,167
Short positions in securities	1,920	9	–	1,929
Other	–	40	–	40
Total financial liabilities at fair value through profit or loss	1,920	25,113	23	27,056
Derivative financial instruments	28	16,246	373	16,647
Liabilities arising from non-participating investment contracts	–	48,280	–	48,280
Total financial liabilities carried at fair value	1,948	89,639	396	91,983

At 31 December 2023
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	5,223	42	5,265
Liabilities in respect of securities sold under repurchase agreements	–	18,057	–	18,057
Short positions in securities	1,569	5	–	1,574
Other	–	18	–	18
Total financial liabilities at fair value through profit or loss	1,569	23,303	42	24,914
Derivative financial instruments	116	19,589	444	20,149
Liabilities arising from non-participating investment contracts	–	44,978	–	44,978
Total financial liabilities carried at fair value	1,685	87,870	486	90,041

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Valuation control framework

 Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all 3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2023 applied to these portfolios.

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.
	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2024	11,681	284	422	12,387
Exchange and other adjustments	2	(1)	–	1
Gains (losses) recognised in the income statement within other income	55	–	(54)	1
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	74	–	74
Purchases/increases to customer loans	335	–	6	341
Sales/repayments of customer loans	(1,923)	(1)	(22)	(1,946)
Transfers into the level 3 portfolio	32	–	–	32
Transfers out of the level 3 portfolio	(35)	–	–	(35)
At 30 June 2024	10,147	356	352	10,855
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2024	54	–	(41)	13

At 1 January 2023	11,304	342	553	12,199
Exchange and other adjustments	(1)	(2)	(13)	(16)
Gains (losses) recognised in the income statement within other income	104	4	(53)	55
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	(48)	–	(48)
Purchases/increases to customer loans	347	–	40	387
Sales/repayments of customer loans	(475)	(4)	(17)	(496)
Transfers into the level 3 portfolio	139	–	–	139
Transfers out of the level 3 portfolio	(4)	–	(3)	(7)
At 30 June 2023	11,414	292	507	12,213
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2023	79	2	(58)	23
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.
	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2024	42	444	486
Exchange and other adjustments	–	–	–
Losses (gains) recognised in the income statement within other income	2	(43)	(41)
Additions	–	5	5
Redemptions	(2)	(33)	(35)
Transfers into the level 3 portfolio	–	–	–
Transfers out of the level 3 portfolio	(19)	–	(19)
At 30 June 2024	23	373	396
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2024	2	(31)	(29)

At 1 January 2023	45	608	653
Exchange and other adjustments	–	(8)	(8)
Losses (gains) recognised in the income statement within other income	1	(57)	(56)
Additions	–	31	31
Redemptions	(1)	(36)	(37)
Transfers into the level 3 portfolio	2	–	2
Transfers out of the level 3 portfolio	(1)	–	(1)
At 30 June 2023	46	538	584
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2023	1	(58)	(57)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Sensitivity of level 3 valuations

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.
				Effect of reasonably possible alternative assumptions1
At 30 June 2024	Valuation techniques	Significant unobservable inputs2	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-127bps/+238bps)	6,301	277	(245)
Equity and venture capital investments	Market approach	Earnings multiple (1.6/17.8)	2,293	163	(163)
	Underlying asset/net asset value (incl. property prices)3	n/a	853	80	(95)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows3	n/a	297	2	(9)
Other			403	33	(33)
			10,147
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	51	2	(2)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)3	n/a	305	29	(29)
			356
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	352	6	(3)
Level 3 financial assets carried at fair value			10,855

Financial liabilities at fair value through profit or loss			23	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	373	17	(18)
Level 3 financial liabilities carried at fair value			396
1
Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2
Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3
Underlying asset/net asset values represent fair value.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Sensitivity of level 3 valuations (continued)
				Effect of reasonably possible alternative assumptions1
At 31 December 2023	Valuation techniques	Significant unobservable inputs2	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+272bps)	7,890	369	(351)
Equity and venture capital investments	Market approach	Earnings multiple (1.6/17.8)	2,228	131	(131)
	Underlying asset/net asset value (incl. property prices)3	n/a	809	77	(99)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows3	n/a	309	7	(6)
Other			445	39	(41)
			11,681
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	52	2	(2)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)3	n/a	232	22	(22)
			284
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	422	6	(3)
Level 3 financial assets carried at fair value			12,387

Financial liabilities at fair value through profit or loss			42	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	444	10	(7)
Level 3 financial liabilities carried at fair value			486
1
Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2
Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3
Underlying asset/net asset values represent fair value.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2023.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and is unchanged from that described in note 21 to the Group’s financial statements for the year ended 31 December 2023.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.
	At 30 June 2024		At 31 December 2023
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	8,454	8,454	10,764	10,764
Loans and advances to customers	452,408	445,987	449,745	439,449
Reverse repurchase agreements	49,404	49,404	38,771	38,771
Debt securities	15,432	14,753	15,355	15,139
Financial assets at amortised cost	525,698	518,598	514,635	504,123

Financial liabilities
Deposits from banks	5,584	5,578	6,153	6,153
Customer deposits	474,693	475,358	471,396	471,857
Repurchase agreements at amortised cost	37,914	37,914	37,703	37,703
Debt securities in issue	74,760	75,226	75,592	75,021
Subordinated liabilities	10,448	10,988	10,253	10,345
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.
Note 11: Derivative financial instruments
	At 30 June 2024		At 31 December 2023
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m

Trading and other
Exchange rate contracts	5,118	4,580	6,631	6,222
Interest rate contracts	13,538	11,146	15,116	12,724
Credit derivatives	74	146	51	118
Equity and other contracts	228	334	455	580
	18,958	16,206	22,253	19,644
Hedging
Derivatives designated as fair value hedges	4	422	83	425
Derivatives designated as cash flow hedges	21	19	20	80
	25	441	103	505
Total recognised derivative assets/liabilities	18,983	16,647	22,356	20,149

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Loans and advances to customers
Half-year to 30 June 2024
	Gross carrying amount					Allowance for expected credit losses
Stage 1 £m		Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2024	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
Exchange and other adjustments1	(1,219)	(12)	(17)	7	(1,241)	(6)	(6)	10	23	21
Transfers to Stage 1	16,778	(16,708)	(70)		–	276	(271)	(5)		–
Transfers to Stage 2	(11,068)	11,546	(478)		–	(56)	116	(60)		–
Transfers to Stage 3	(508)	(1,728)	2,236		–	(8)	(157)	165		–
Net change in ECL due to transfers						(185)	257	169		241
						27	(55)	269		241
Impact of transfers between stages	5,202	(6,890)	1,688		–
Other changes in credit quality2						(139)	(50)	331	32	174
Additions and repayments	9,424	(3,150)	(828)	(418)	5,028	(9)	(101)	(115)	(29)	(254)
Charge (credit) to the income statement						(121)	(206)	485	3	161
Disposals and derecognition3	(449)	(206)	(88)	(219)	(962)	(1)	(4)	(7)	(8)	(20)
Advances written off			(618)	(6)	(624)			(618)	(6)	(624)
Recoveries of advances written off in previous years			69	–	69			69	–	69
At 30 June 2024	398,252	42,909	7,353	7,218	455,732	772	1,251	1,076	225	3,324
Allowance for expected credit losses	(772)	(1,251)	(1,076)	(225)	(3,324)
Net carrying amount	397,480	41,658	6,277	6,993	452,408
Drawn ECL coverage4	0.2%	2.9%	14.6%	3.1%	0.7%
1
Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2
Includes a credit for methodology and model changes of £65 million, split by Stage as £26 million credit for Stage 1, £31 million credit for Stage 2, £4 million credit for Stage 3 and £4 million credit for POCI.
3
Relates to the securitisation of legacy Retail mortgages.
4
Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The total allowance for expected credit losses includes £185 million (31 December 2023: £187 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Loans and advances to customers (continued)
Year ended 31 December 2023
	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2023	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
Exchange and other adjustments1	1,830	(24)	(6)	18	1,818	(7)	(1)	105	67	164
Transfers to Stage 1	18,991	(18,953)	(38)		–	401	(393)	(8)		–
Transfers to Stage 2	(18,010)	18,592	(582)		–	(53)	121	(68)		–
Transfers to Stage 3	(1,216)	(2,507)	3,723		–	(13)	(223)	236		–
Net change in ECL due to transfers						(260)	402	312		454
						75	(93)	472		454
Impact of transfers between stages	(235)	(2,868)	3,103		–
Other changes in credit quality2						105	(103)	804	8	814
Additions and repayments	6,393	(4,213)	(2,353)	(1,043)	(1,216)	81	(85)	(862)	(81)	(947)
Charge (credit) to the income statement						261	(281)	414	(73)	321
Disposals and derecognition3	(3,685)	(892)	(122)	(743)	(5,442)	(54)	(59)	(24)	(34)	(171)
Advances written off			(1,231)	–	(1,231)			(1,231)	–	(1,231)
Recoveries of advances written off in previous years			116	–	116			116	–	116
At 31 December 2023	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
Allowance for expected credit losses	(900)	(1,467)	(1,137)	(213)	(3,717)
Net carrying amount	384,394	51,700	6,010	7,641	449,745
Drawn ECL coverage4	0.2%	2.8%	15.9%	2.7%	0.8%
1
Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2
Includes a charge for methodology and model changes of £60 million, split by Stage as £96 million charge for Stage 1, £33 million credit for Stage 2, £1 million credit for Stage 3 and £2 million credit for POCI.
3
Relates to the securitisations of legacy Retail mortgages and Retail unsecured loans.
4
Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

The movement tables are compiled by comparing the position at the end of the period to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the end of the period. Purchased or originated credit-impaired are not transferable.

Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.

The Group’s impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.

Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality. Recoveries of advances written off in previous years are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers
	Gross drawn exposures					Allowance for expected credit losses
At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	245,910	8,272	–	–	254,182	54	51	–	–	105
RMS 4–6	20,300	15,522	–	–	35,822	26	109	–	–	135
RMS 7–9	98	2,001	–	–	2,099	1	35	–	–	36
RMS 10	–	973	–	–	973	–	23	–	–	23
RMS 11–13	–	3,074	–	–	3,074	–	108	–	–	108
RMS 14	–	–	4,542	7,218	11,760	–	–	331	225	556
	266,308	29,842	4,542	7,218	307,910	81	326	331	225	963

Retail – credit cards
RMS 1–3	4,665	3	–	–	4,668	9	–	–	–	9
RMS 4–6	7,357	1,185	–	–	8,542	85	56	–	–	141
RMS 7–9	1,303	918	–	–	2,221	52	116	–	–	168
RMS 10	4	166	–	–	170	–	35	–	–	35
RMS 11–13	–	329	–	–	329	–	117	–	–	117
RMS 14	–	–	290	–	290	–	–	133	–	133
	13,329	2,601	290	–	16,220	146	324	133	–	603

Retail – UK unsecured loans and overdrafts
RMS 1–3	855	1	–	–	856	2	–	–	–	2
RMS 4–6	6,209	437	–	–	6,646	89	27	–	–	116
RMS 7–9	1,153	347	–	–	1,500	41	40	–	–	81
RMS 10	34	118	–	–	152	3	23	–	–	26
RMS 11–13	10	310	–	–	320	1	104	–	–	105
RMS 14	–	–	186	–	186	–	–	110	–	110
	8,261	1,213	186	–	9,660	136	194	110	–	440

Retail – UK Motor Finance
RMS 1–3	9,978	646	–	–	10,624	132	14	–	–	146
RMS 4–6	3,747	1,092	–	–	4,839	46	34	–	–	80
RMS 7–9	458	272	–	–	730	4	16	–	–	20
RMS 10	–	91	–	–	91	–	11	–	–	11
RMS 11–13	2	187	–	–	189	–	37	–	–	37
RMS 14	–	–	117	–	117	–	–	67	–	67
	14,185	2,288	117	–	16,590	182	112	67	–	361

Retail – other
RMS 1–3	14,153	250	–	–	14,403	3	4	–	–	7
RMS 4–6	2,200	167	–	–	2,367	10	10	–	–	20
RMS 7–9	–	90	–	–	90	–	5	–	–	5
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	81	10	–	–	91	–	–	–	–	–
RMS 14	–	–	163	–	163	–	–	45	–	45
	16,434	522	163	–	17,119	13	19	45	–	77
Total Retail	318,517	36,466	5,298	7,218	367,499	558	975	686	225	2,444
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers (continued)
	Gross drawn exposures					Allowance for expected credit losses
At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	23,261	6	–	–	23,267	3	–	–	–	3
CMS 6–10	20,029	63	–	–	20,092	14	–	–	–	14
CMS 11–14	32,843	2,133	–	–	34,976	127	29	–	–	156
CMS 15–18	4,286	3,610	–	–	7,896	70	190	–	–	260
CMS 19	32	631	–	–	663	–	57	–	–	57
CMS 20–23	–	–	2,055	–	2,055	–	–	390	–	390
	80,451	6,443	2,055	–	88,949	214	276	390	–	880
Other1	(716)	–	–	–	(716)	–	–	–	–	–
Total loans and advances to customers	398,252	42,909	7,353	7,218	455,732	772	1,251	1,076	225	3,324
1
Gross drawn exposures include centralised fair value hedge accounting adjustments.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers (continued)
	Gross drawn exposures					Allowance for expected credit losses
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	226,740	4,137	–	–	230,877	123	37	–	–	160
RMS 4–6	29,637	27,037	–	–	56,674	38	151	–	–	189
RMS 7–9	219	2,713	–	–	2,932	–	37	–	–	37
RMS 10	–	590	–	–	590	–	13	–	–	13
RMS 11–13	–	4,056	–	–	4,056	–	136	–	–	136
RMS 14	–	–	4,337	7,854	12,191	–	–	357	213	570
	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105

Retail – credit cards
RMS 1–3	3,906	5	–	–	3,911	9	–	–	–	9
RMS 4–6	7,159	1,248	–	–	8,407	91	65	–	–	156
RMS 7–9	1,548	1,069	–	–	2,617	67	145	–	–	212
RMS 10	12	220	–	–	232	1	50	–	–	51
RMS 11–13	–	366	–	–	366	–	141	–	–	141
RMS 14	–	–	284	–	284	–	–	130	–	130
	12,625	2,908	284	–	15,817	168	401	130	–	699

Retail – UK unsecured loans and overdrafts
RMS 1–3	638	1	–	–	639	1	–	–	–	1
RMS 4–6	5,152	250	–	–	5,402	83	18	–	–	101
RMS 7–9	1,256	473	–	–	1,729	44	50	–	–	94
RMS 10	43	135	–	–	178	4	27	–	–	31
RMS 11–13	14	328	–	–	342	2	113	–	–	115
RMS 14	–	–	196	–	196	–	–	118	–	118
	7,103	1,187	196	–	8,486	134	208	118	–	460

Retail – UK Motor Finance
RMS 1–3	9,979	569	–	–	10,548	142	12	–	–	154
RMS 4–6	2,791	998	–	–	3,789	41	29	–	–	70
RMS 7–9	769	228	–	–	997	3	13	–	–	16
RMS 10	–	63	–	–	63	–	7	–	–	7
RMS 11–13	2	169	–	–	171	–	30	–	–	30
RMS 14	–	–	112	–	112	–	–	63	–	63
	13,541	2,027	112	–	15,680	186	91	63	–	340

Retail – other
RMS 1–3	13,613	240	–	–	13,853	3	4	–	–	7
RMS 4–6	2,197	186	–	–	2,383	16	13	–	–	29
RMS 7–9	–	86	–	–	86	–	4	–	–	4
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	88	7	–	–	95	–	–	–	–	–
RMS 14	–	–	144	–	144	–	–	47	–	47
	15,898	525	144	–	16,567	19	21	47	–	87
Total Retail	305,763	45,180	5,073	7,854	363,870	668	1,095	715	213	2,691

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers (continued)
	Gross drawn exposures					Allowance for expected credit losses
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	14,100	7	–	–	14,107	2	–	–	–	2
CMS 6–10	30,534	124	–	–	30,658	32	–	–	–	32
CMS 11–14	31,210	2,927	–	–	34,137	133	59	–	–	192
CMS 15–18	3,719	4,115	–	–	7,834	65	232	–	–	297
CMS 19	11	814	–	–	825	–	81	–	–	81
CMS 20–23	–	–	2,068	–	2,068	–	–	418	–	418
	79,574	7,987	2,068	–	89,629	232	372	418	–	1,022
Other1	(43)	–	6	–	(37)	–	–	4	–	4
Total loans and advances to customers	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
1 Gross drawn exposures include centralised fair value hedge accounting adjustments.

Note 14: Allowance for expected credit losses
The calculation of the Group’s allowance for expected credit loss allowances requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 24 to the Group’s financial statements for the year ended 31 December 2023, with the most significant set out below.
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.
			Judgemental adjustments due to:
At 30 June 2024	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other £m	Total ECL £m

UK mortgages	806	–	23	142	971
Credit cards	679	–	6	15	700
Other Retail	878	–	6	58	942
Commercial Banking	992	322	–	(315)	999
Other	18	–	–	–	18
Total	3,373	322	35	(100)	3,630

At 31 December 2023
UK mortgages	991	–	61	63	1,115
Credit cards	703	–	92	15	810
Other Retail	866	–	33	46	945
Commercial Banking	1,124	340	–	(282)	1,182
Other	32	–	–	–	32
Total	3,716	340	186	(158)	4,084

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 14: Allowance for expected credit losses (continued)

Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management applies appropriate judgemental adjustments to the ECL to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.

 During 2022 and 2023 the intensifying inflationary pressures, alongside rising interest rates created further risks not deemed to be fully captured by ECL models which required judgemental adjustments to be added. Through the first half of 2024 these risks have largely subsided with inflation back at two per cent and the UK Bank rate now believed to have peaked. The portfolio has proven resilient to higher rates and inflation. As a result, the judgements held in respect of inflationary and interest rate risks are significantly reduced to £35 million (31 December 2023: £186 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL.

Judgemental adjustments due to inflationary and interest rate risk

UK mortgages: £23 million (31 December 2023: £61 million)

The Group’s ECL models for UK mortgages use UK Bank Rate as a driver of predicted defaults and were largely believed to have captured the stretch on customers due to increased interest rates. However, the combination of inflationary pressures with sharp increases to interest rates over 2023 were believed to create further risk not potentially captured by ECL models. Modest increases in new to arrears and defaults emerged in 2023, mainly driven by variable rate customers, who experienced sudden material increases in their monthly payment. Given interest rates have stabilised, inflation has reduced and experience through the first half of 2024 has been benign, this risk has reduced. A lower judgemental uplift in ECL continues to be taken in segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not recognise UK Bank Rate as a material driver of predicted defaults.

Credit cards: £6 million (31 December 2023: £92 million) and Other Retail: £6 million (31 December 2023: £33 million)

The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As elevated inflation eroded nominal wage growth, adjustments were introduced to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. This impact is heavily reduced at 30 June 2024 given the model has moved into a period of low inflation, which naturally reduces the scale of adjustments in the period. Alongside these portfolio-wide in-model adjustments management had previously made an additional uplift to ECL for customers with lower income levels and higher indebtedness. This specific post-model adjustment has been released in the first half of 2024 given the improved environment and no evidence of greater deterioration in performance of this segment.

Other judgemental adjustments

UK mortgages: £142 million (31 December 2023: £63 million)

These adjustments principally comprise:

Increase in time to repossession: £98 million (31 December 2023: £106 million)

The UK mortgage portfolio currently contains a larger number of customers that have been in default for a longer period than would typically be expected following pauses in litigation activity both before and during COVID-19. There is a risk that the probability of possession (PPD), and therefore ECL on these accounts is understated given this component of the model may not reflect the full impact of customers remaining in default for an extended period. Adjustments for this risk have been in place for several years, although the approach has been refined in the first half of 2024. The updated approach continues to target accounts that have been in default for more than 24 months with an arrears balance increase in the last six months. These accounts now have their PPD increased to a level based on equivalent observed performance graduated by their time in default. The change in approach has resulted in a similar level of adjustment, but now provides a mechanism which will see the adjustment naturally release as this backlog reduces.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 14: Allowance for expected credit losses (continued)

Adjustment for single point of loss model limitation: £46 million (31 December 2023: £nil)

The current UK mortgages ECL model estimates customer level losses using a ‘single point of loss’ (SPOL) calculation, with predicted timings of defaults and subsequent repossession using average time periods. This simplification is continually assessed for any potential over or understatement of ECL compared to a more sophisticated ‘multiple points of loss’ (MPOL) modelling technique. To date, this has not shown any material difference for which an adjustment would be required. Management have been developing a new ECL model which will address this limitation, anticipated to be formally adopted later this year. However, the development activity is now suitably progressed to be leveraged in the ongoing assessment of the scale of the SPOL model simplification. This assessment indicated that the MES update in the second quarter of the year had increased the impact of the simplification up to a scale that required mitigation through a judgemental adjustment. This adjustment is expected to be released upon the final adoption of the new ECL model once it has completed appropriate internal model governance activities.

Credit cards: £15 million (31 December 2023: £15 million) and Other Retail: £58 million (31 December 2023: £46 million)

These adjustments principally comprise:

Lifetime extension on revolving products: Credit cards: £60 million (31 December 2023: £67 million) and Other Retail: £10 million (31 December 2023: £10 million)

An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed, to a more representative lifetime. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The judgemental adjustment has reduced slightly for credit cards in the period following refinement to the discounting methodology applied.

Adjustments to loss given defaults (LGDs): Credit cards: £(50) million (31 December 2023: £(50) million) and Other Retail: £18 million (31 December 2023: £37 million)

A number of adjustments continue to be made to the loss given default assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group’s LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For UK Motor Finance, the adjustment captures the latest outlook on used car prices.

Commercial Banking: £(315) million (31 December 2023: £(282) million)

These adjustments principally comprise:

Commercial Real Estate (CRE) price reduction: £54 million (31 December 2023: £67 million)
The material fall in CRE prices seen in late 2022 moved out of the model assumptions used to assess ECL in 2023. Given the model uses future changes in the metric as a driver of defaults and loss rates there is a continued risk that the model benefit that arises does not reflect the residual risk caused by the sustained low level of prices still apparent. Management therefore considers it appropriate to judgementally reinstate the CRE price drop within the ECL model assumptions given the materially reduced level in CRE prices could still trigger additional defaults. Within this adjustment management has refined the potential impact on loss rates through capturing updated valuations as well as stressing valuations on specific sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale.

Corporate insolvency rates: £(304) million (31 December 2023: £(292) million)
The volume of UK corporate insolvencies has continued to remain well above December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group’s credit performance which has been better than this. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s asset quality remains strong with low new defaults, a negative adjustment is applied by using the long-term average rate. The slightly greater negative adjustment in the period reflects the widening gap between the increasing industry level and the long-term average rate used.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 14: Allowance for expected credit losses (continued)

Adjustments for loss given defaults (LGDs): £(90) million (31 December 2023: £(105) million)

 Following review and monitoring on the loss given default approach for commercial exposures, ECL requires an adjustment to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.

Base case and MES economic assumptions

 The Group’s base case economic scenario as at 30 June 2024 has been updated to reflect ongoing geopolitical and economic developments, as the slow reduction of inflationary pressures brings into view a shift to less restrictive monetary policies globally. The Group’s updated base case scenario has three conditioning assumptions: first, the wars in Ukraine and the Middle East remain geographically contained; second, the UK’s post-election economic policies retain the framework of the inflation target and fiscal rules, while allowing for an increase in both current and capital public spending; and third, the outcome of the US election broadly maintains economic policy continuity, including an unchanged position for the Federal Reserve.

 Based on these assumptions and incorporating the economic data published in the second quarter of 2024, the Group’s base case scenario is for a gradual expansion of economic activity and a slight rise in the unemployment rate, alongside modest changes in residential and commercial property prices. Following a gradual reduction in inflationary pressures, UK Bank Rate is expected to be lowered twice during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2024, for which actuals may have since emerged prior to publication. The Group’s base case economic scenario predated the results of the UK General Election and, as such, information that has become available since the election has not been included.

The Group’s approach to generating alternative economic scenarios is set out in detail in note 24 to the financial statements for the year ended 31 December 2023. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. A small refinement was made to the Group’s approach during the first half of 2024, with alternative economic scenarios now dispersing from the base case after the balance sheet date. This is one quarter later than previously adopted reflecting the use of a base case that is now set closer to the reporting date than at the onset of IFRS 9. As a result, all scenarios include the same forecasted level for key variables in the second quarter of 2024, for which actuals may have since emerged prior to publication.

For June 2024, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. The scenario is now generated as a simple average of a fully modelled severe scenario, better representing shocks to demand, and a scenario with higher paths for UK Bank Rate and CPI inflation, as a representation of shocks to supply. The combined ‘adjusted’ scenario used in ECL modelling is considered to better reflect the risks around the Group’s base case view in an economic environment where demand and supply shocks are more balanced.

Scenarios by year

The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions

Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2024 covers the five years 2024 to 2028. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
At 30 June 2024	2024%	2025%	2026%	2027%	2028%	2024 to 2028 average %

Upside
Gross domestic product growth	1.1	2.3	1.7	1.5	1.4	1.6
Unemployment rate	4.1	3.2	3.0	2.9	2.9	3.2
House price growth	2.2	5.0	7.3	6.0	5.2	5.1
Commercial real estate price growth	2.2	8.7	2.4	2.8	1.2	3.4
UK Bank Rate	5.17	5.30	5.17	5.33	5.55	5.31
CPI inflation	2.5	2.5	2.4	2.7	2.9	2.6

Base case
Gross domestic product growth	0.8	1.2	1.6	1.6	1.6	1.3
Unemployment rate	4.5	4.8	4.8	4.6	4.6	4.7
House price growth	1.2	1.4	1.0	1.4	2.4	1.5
Commercial real estate price growth	(1.6)	1.2	0.0	1.9	1.0	0.5
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.5	2.5	2.1	2.1	2.2	2.3

Downside
Gross domestic product growth	0.6	(0.5)	0.8	1.5	1.6	0.8
Unemployment rate	4.9	6.9	7.5	7.4	7.2	6.7
House price growth	0.6	(1.8)	(6.5)	(5.4)	(2.3)	(3.1)
Commercial real estate price growth	(4.7)	(6.7)	(4.1)	(0.8)	(1.3)	(3.5)
UK Bank Rate	4.97	2.77	1.38	0.89	0.63	2.13
CPI inflation	2.5	2.4	1.8	1.4	1.2	1.9

Severe downside
Gross domestic product growth	0.1	(2.2)	0.4	1.2	1.5	0.2
Unemployment rate	5.5	9.4	10.2	10.1	9.8	9.0
House price growth	(0.7)	(4.8)	(13.9)	(11.8)	(7.6)	(7.9)
Commercial real estate price growth	(9.1)	(15.1)	(8.6)	(5.3)	(4.7)	(8.6)
UK Bank Rate – modelled	4.81	1.12	0.16	0.05	0.02	1.23
UK Bank Rate – adjusted1	5.09	3.22	2.33	2.02	1.79	2.89
CPI inflation – modelled	2.6	2.4	1.3	0.5	0.1	1.4
CPI inflation – adjusted1	2.9	3.2	1.6	0.9	1.0	1.9

Probability-weighted
Gross domestic product growth	0.8	0.7	1.3	1.5	1.5	1.2
Unemployment rate	4.6	5.4	5.6	5.5	5.4	5.3
House price growth	1.1	0.9	(0.9)	(0.6)	0.8	0.3
Commercial real estate price growth	(2.1)	(0.5)	(1.3)	0.6	(0.2)	(0.7)
UK Bank Rate – modelled	5.04	3.79	3.07	2.92	2.90	3.55
UK Bank Rate – adjusted1	5.07	4.00	3.29	3.12	3.08	3.71
CPI inflation – modelled	2.5	2.5	2.1	1.9	1.9	2.2
CPI inflation – adjusted1	2.6	2.6	2.1	1.9	2.0	2.2
1 The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
At 31 December 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %

Upside
Gross domestic product growth	0.3	1.5	1.7	1.7	1.9	1.4
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3
House price growth	1.9	0.8	6.9	7.2	6.8	4.7
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9

Base case
Gross domestic product growth	0.3	0.5	1.2	1.7	1.9	1.1
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5

Downside
Gross domestic product growth	0.2	(1.0)	(0.1)	1.5	2.0	0.5
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2

Severe downside
Gross domestic product growth	0.1	(2.3)	(0.5)	1.3	1.8	0.1
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)
UK Bank Rate – modelled	4.94	2.75	0.49	0.13	0.03	1.67
UK Bank Rate – adjusted1	4.94	6.56	4.56	3.63	3.13	4.56
CPI inflation – modelled	7.3	2.7	2.2	0.9	(0.2)	2.6
CPI inflation – adjusted1	7.6	7.5	3.5	1.3	1.0	4.2

Probability-weighted
Gross domestic product growth	0.3	0.1	0.8	1.6	1.9	0.9
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)
UK Bank Rate – modelled	4.94	4.64	3.52	3.02	2.64	3.75
UK Bank Rate – adjusted1	4.94	5.02	3.93	3.37	2.95	4.04
CPI inflation – modelled	7.3	2.7	2.8	2.3	1.9	3.4
CPI inflation – adjusted1	7.4	3.2	3.0	2.4	2.0	3.6
1 The adjustment to UK Bank Rate and CPI inflation in the severe downside was considered to better reflect the risks to the Group’s base case view in an economic environment where supply shocks were the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.
At 30 June 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.6	0.4	0.3	0.2	0.3	0.3	0.4	0.4
Unemployment rate	4.3	4.5	4.6	4.7	4.8	4.9	4.9	4.8
House price growth	0.4	1.0	3.8	1.2	0.9	1.3	1.3	1.4
Commercial real estate price growth	(5.3)	(5.3)	(3.5)	(1.6)	(0.9)	0.2	(0.2)	1.2
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.2	2.7	2.6	2.4

At 31 December 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product growth	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 14: Allowance for expected credit losses (continued)

ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £468 million compared to £678 million at 31 December 2023.
At 30 June 2024	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	971	387	658	1,190	3,004
Credit cards	700	583	676	772	903
Other Retail	942	855	915	990	1,139
Commercial Banking	999	746	895	1,143	1,641
Other	18	16	18	19	21
ECL allowance	3,630	2,587	3,162	4,114	6,708

At 31 December 2023
UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
ECL allowance	4,084	2,670	3,406	4,469	9,202

The sensitivity of ECL to isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with staging held flat to the reported probability-weighted view and is assessed through the direct impact on modelled ECL and therefore only includes judgemental adjustments applied within the model.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 30 June 2024		At 31 December 2023
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	22	(17)	33	(32)
Credit cards	34	(34)	38	(38)
Other Retail	16	(16)	19	(19)
Commercial Banking	73	(67)	88	(83)
ECL impact	145	(134)	178	(172)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.
	At 30 June 2024		At 31 December 2023
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact	(164)	245	(201)	305

Note 15: Debt securities in issue
	At 30 June 2024			At 31 December 2023
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Senior unsecured notes issued	4,897	40,380	45,277	5,242	37,038	42,280
Covered bonds	–	11,804	11,804	–	14,243	14,243
Commercial paper	–	10,555	10,555	–	12,041	12,041
Certificates of deposit issued	–	7,056	7,056	–	8,059	8,059
Securitisation notes	23	4,965	4,988	23	4,211	4,234
	4,920	74,760	79,680	5,265	75,592	80,857

Covered bonds and securitisation programmes

At 30 June 2024, the bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £28,529 million (31 December 2023: £27,019 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue at amortised cost.

At 30 June 2024, the Group’s securitisation notes in issue held by external parties includes £23 million at fair value through profit or loss (31 December 2023: £23 million). Those notes held internally, are secured on loans and advances to customers amounting to £28,454 million (31 December 2023: £30,716 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue at amortised cost.

Cash deposits of £4,067 million (31 December 2023: £3,794 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 16: Provisions
Provisions for financial commitments and guarantees £m1		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2024	322	1,105	650	2,077
Exchange and other adjustments	–	(2)	(2)	(4)
Provisions applied	–	(216)	(263)	(479)
(Credit) charge for the period	(43)	95	142	194
At 30 June 2024	279	982	527	1,788
1 In respect of loans and advances to customers.

Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group’s financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the half-year to 30 June 2024 the Group charged a further £95 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2024 was £982 million (31 December 2023: £1,105 million). The most significant items are outlined below.

Motor commission review
The Group recognised a £450 million provision in the fourth quarter of 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024.

As disclosed in previous periods, the Group continues to receive a number of court claims and complaints in respect of motor finance commissions and is actively engaging with the FOS in its assessment of these complaints. On 10 January 2024, the FOS issued its Final Decision on a complaint relating to the Group, as well as decisions relating to other industry participants. On 11 January 2024, the FCA announced a section 166 review of historical motor finance commission arrangements and sales and plans to communicate a decision on next steps in the third quarter of 2024 on the basis of the evidence collated in the review. The FCA has indicated that such steps could include establishing an industry-wide consumer redress scheme and/or applying to the Financial Markets Test Case Scheme, to help resolve any contested legal issues of general importance.

Following the FCA Motor Market Review in March 2019, the FCA issued a policy statement in July 2020 prohibiting the use of discretionary commission models from 28 January 2021, which the Group adhered to. The Group continues to believe that its historical practices were compliant with the law and regulations in place at that time.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 16: Provisions (continued)

As noted above, in response to both the FOS decisions and the FCA announcement the Group recognised a charge of £450 million in the fourth quarter of 2023. This includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower. The Group welcomes the FCA intervention through an independent section 166 review and is engaging with the FCA as part of the review.

HBOS Reading – review

The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Over 95 per cent of the population have now had decisions via this new process. The provision is unchanged in the first half of 2024. Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross Cranston’s recommendations in full.

Payment protection insurance (PPI)

The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The total provision made to 30 June 2024, was £709 million (31 December 2023: £709 million) with £5 million utilisation of the provision during the period, leaving an unutilised provision at 30 June 2024 of £69 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

Other
The Group carries provisions of £146 million (31 December 2023: £137 million) in respect of dilapidations, rent reviews and other property-related matters.

Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 30 June 2024 provisions of £204 million (31 December 2023: £245 million) were held.

The Group carries provisions of £33 million (31 December 2023: £46 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2028.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 17: Earnings per share
	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Profit attributable to ordinary shareholders – basic and diluted	2,145	2,572	2,361

	Half-year to 30 Jun 2024 million	Half-year to 30 Jun 2023 million	Half-year to 31 Dec 2023 million

Weighted average number of ordinary shares in issue – basic	63,453	66,226	63,718
Adjustment for share options and awards	600	882	716
Weighted average number of ordinary shares in issue – diluted	64,053	67,108	64,434

Basic earnings per share	3.4p	3.9p	3.7p
Diluted earnings per share	3.3p	3.8p	3.7p

Note 18: Dividends on ordinary shares and share buyback

An interim dividend for 2024 of 1.06 pence per ordinary share (half-year to 30 June 2023: 0.92 pence per ordinary share) will be paid on 10 September 2024. The total amount of this dividend is £662 million, before the impact of any further cancellations of shares purchased under the Group’s buyback programme (half-year to 30 June 2023: £592 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders).

On 21 May 2024, a final dividend in respect of 2023 of 1.84 pence per ordinary share, totalling £1,169 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders.
Shareholders who have joined the dividend reinvestment plan will automatically receive ordinary shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined on page 1.

On 23 February 2024 the Group commenced an ordinary share buyback programme to purchase outstanding ordinary shares. As at 30 June 2024, the Group has purchased c.1.8 billion ordinary shares under the programme, for a total consideration of £918 million.

Note 19: Contingent liabilities, commitments and guarantees
Contingent liabilities, commitments and guarantees arising from the banking business

At 30 June 2024 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,696 million (31 December 2023: £2,849 million).

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £150,396 million (31 December 2023: £143,319 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £81,041 million (31 December 2023: £75,080 million) was irrevocable.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 19: Contingent liabilities, commitments and guarantees (continued)
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
●
Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
●
Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate.

Certain Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £950 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £275 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 19: Contingent liabilities, commitments and guarantees (continued)
FCA investigation into the Group’s anti-money laundering control framework
As previously disclosed, the FCA has opened an investigation into the Group’s compliance with domestic UK money laundering regulations and the FCA’s rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. The Group continues to co-operate with the investigation. It is not currently possible to estimate the potential financial impact to the Group.

Arena litigation claims
The Group is facing claims alleging breach of duty and/or mandate in the context of an underlying external fraud matter involving Arena Television. The Group intends to contest the claims. It is not possible to estimate with certainty the potential financial impact (if any) to the Group.

Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 16.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES
The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with UK adopted International Accounting Standard 34, Interim Financial Reporting, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:
●
an indication of important events that have occurred during the six months ended 30 June 2024 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
●
material related party transactions in the six months ended 30 June 2024 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the Board by

Charlie Nunn
Group Chief Executive
24 July 2024

Lloyds Banking Group plc Board of Directors:

Executive directors:
Charlie Nunn (Group Chief Executive)
William Chalmers (Chief Financial Officer)

Non-executive directors:
Sir Robin Budenberg CBE (Chair)
Sarah Legg
Amanda Mackenzie LVO OBE
Harmeen Mehta
Cathy Turner
Scott Wheway
Catherine Woods

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC
Conclusion
We have been engaged by Lloyds Banking Group plc and its subsidiaries (the Group) to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 19.

 Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 is not prepared, in all material respects, in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and United Kingdom adopted International Accounting Standard (IAS) 34.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group will be prepared in accordance with United Kingdom adopted international accounting standards. The condensed consolidated set of financial statements included in this half-yearly financial report have been prepared in accordance with United Kingdom adopted IAS 34, “Interim Financial

Reporting”.
Conclusion relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the review of the financial information
In reviewing the half-yearly financial report, we are responsible for expressing to the Group a conclusion on the condensed consolidated set of financial statements in the half-yearly financial report. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the basis for conclusion paragraph of this report.

Use of our report
This report is made solely to the Group in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the Group those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, England
24 July 2024

KEY DATES

Shares quoted ex-dividend for 2024 interim dividend	1 August 2024
Record date for 2024 interim dividend	2 August 2024
Final date for joining or leaving the interim 2024 dividend reinvestment plan	19 August 2024
Interim 2024 dividend paid	10 September 2024
Q3 2024 Interim Management Statement	23 October 2024

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the six months ended 30 June 2024. Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2024 to the six months ended 30 June 2023 and the balance sheet analysis compares the Group balance sheet as at 30 June 2024 to the Group balance sheet as at 31 December 2023. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document. Further information on these measures is set out on page 1. Unless otherwise stated, commentary on pages 1 to 2 and pages 1 to 8 is given on an underlying basis. The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Nora Thoden

Director of Investor Relations – ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
 Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
  The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
  Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 25 July 2024